Involved, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2017

Involved, Inc.

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1-2
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND FOR THE PERIOD THEN ENDED	
Balance Sheet	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7–10



To the Stockholders of
Involved, Inc.
Allston, Massachusetts

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Involved, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017 and the related statements of operations, changes in stockholders' equity, and cash flows for the period from March 2, 2017 (inception) to December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Involved, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the period from March 2, 2017 (inception) to December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits since inception, has sustained a net loss of $8,338 for the period from March 2, 2017 (inception) to December 31, 2017, and has an accumulated deficit of $8,338 as of December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
June 28, 2018

INVOLVED, INC.
BALANCE SHEET
As of December 31, 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	48,157
Total Current Assets		48,157
TOTAL ASSETS	$	48,157

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Current Liabilities:

Accrued expenses	$	2,349
Total Current Liabilities		2,349

Stockholders' Equity :

Common Stock, 10,000,000 authorized, $0.0001 par, 4,358,761 issued and outstanding, 1,076,309 vested as of December 31, 2017.		436
Additional paid-in capital		53,710
Accumulated deficit		(8,338)
Total Stockholders' Equity		45,808
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	48,157

INVOLVED, INC.
STATEMENT OF OPERATIONS
For the period from March 2, 2017 (inception) to December 31, 2017

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
Stockholder compensation		14,785
General & administrative		3,553
Total Operating Expenses		18,338
Loss from operations		(18,338)
Other Income/(Expense):		
Grant revenue		10,000
Total Other Income/(Expense)		10,000
Provision for income taxes		-
Net loss	$	(8,338)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-4-

INVOLVED, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the period from March 2, 2017 (inception) to December 31, 2017

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Number of Shares	Amount	Paid-In Capital	Deficit	Equity
Balance at March 2, 2017 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	5,226,008	523	56,479	-	57,002
Offering costs	-	-	(2,769)	-	(2,769)
Stock repurchase	(867,247)	(87)	-	-	(87)
Net loss	-	-	-	(8,338)	(8,338)
Balance at December 31, 2017	4,358,761	$ 436	$ 53,710	$ (8,338)	$ 45,808

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

INVOLVED, INC.
STATEMENT OF CASH FLOWS
For the period from March 2, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities		
Net loss	$	(8,338)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in accrued expenses		2,349
Net Cash Used In Operating Activities		(5,989)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		57,002
Offering costs		(2,769)
Payments to repurchase stock		(87)
Net Cash Provided By Financing Activities		54,146
Net Change In Cash		48,157
Cash at Beginning of Period		-
Cash at End of Period	$	48,157
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

INVOLVED, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Involved, Inc. (the "Company"), is a corporation organized March 2, 2017, formed under the laws of Delaware. The Company creates micro-polling software for local government and advocacy groups.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company has not yet produced operating revenues and is dependent upon additional capital resources for its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017, the Company carried no receivables and no allowances.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

The Company received $10,000 from an incubator during the period ended December 31, 2017. The Company does not expect to receive future grant revenue.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

INVOLVED, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and for the period then ended

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward of $7,938 as of December 31, 2017. The Company pays federal and Massachusetts income taxes at a combined effective rate of approximately 27% and has used this effective rate to derive net tax assets of $2,169 as of December 31, 2017, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $8,338 during the period ended December 31, 2017 and has accumulated deficit of $8,338 as of December 31, 2017. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through a Regulation Crowdfunding offering of common stock in 2018. No assurance can be given that the Company will be successful in these efforts.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. As of December 31, 2017, 4,358,761 shares of common stock were issued and outstanding.

Stock Issuances

In 2017, the Company issued a total of 5,000,000 shares of common stock to its co-founders at a price of $0.0001 per share, resulting in proceeds of $500. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at varying rates starting at multiple times during the year. During 2017, the Company repurchased 867,247 shares of common stock at $0.0001. 850,301 shares of common stock were vested as of December 31, 2017.

In 2017, the Company has raised $56,502 in an offering of its Common Stock pursuant to an offering under Regulation Crowdfunding. 226,008 shares of common stock were issued at $0.25 per share, all of which were vested as of December 31, 2017.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605— Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated all subsequent events through June 28, 2018, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.